UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 18, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

A Publicy Held Company

CNPJ/MF n. 60.643.228/0001-21

NIRE: 35.300.022.807

MANAGEMENT PROPOSAL

In accordance with Article 21 of CVM Ruling 481 of December 17, 2009 (“CVM Ruling 481”).

São Paulo, December 12, 2013. Fibria Celulose S.A. a publicly held company, with headquarters in the City of São Paulo, State of São Paulo, at Alameda Santos, no. 1357, 6th floor, Zip Code 01419-908 (“Fibria” or “Company”), hereby submits to its shareholders’ the Management Proposal with regards to the matters on the Agenda of the Extraordinary Shareholders Meeting to be held on December 30, 2013, at 11:00AM as follows:

(a)                                 Analyze the Appraisal Report prepared by PricewaterhouseCoopers Independent Auditors, specialized firm responsible for the valuation of the net worth of Aracruz Celulose S.A. for the purpose of its merger into the Company, which was rectified and ratified in order to include the description of the individual properties and their enrollments that were part of the net assets of Aracruz Celulose.S.A.;

(b)                                 Analyze the Appraisal Report prepared by Baker Tilly Brasil — ES Auditores Independentes, specialized firm responsible for the valuation of the net worth of Mucuri Agroflorestal Ltda., for the purpose of its merger into the Company, which was rectified and ratified in order to include the description of the individual properties and their enrollments that were part of the net assets of Mucuri Agroflorestal Ltda.;

(c)                                  Authorize the Company’s management to take all the measures necessary to implement the resolutions approved by the shareholders.

The amendment of the Appraisal Report prepared by PricewaterhouseCoopers Auditores Independentes, specialized firm responsible for the valuation of the net worth of Aracruz Celulose S.A., and of the Appraisal Report prepared by Baker Tilly Brasil — ES Auditores Independentes, specialized firm responsible for the valuation of the net worth of Mucuri Agroflorestal Ltda., approved by the Extraordinary General Meetings held, respectively, on December 22th, 2009 and July 29th, 2011, is justified to the extend that such Appraisal Reports did not indicate an individualized description of the properties and their enrollments that were part of the net assets of the merged companies into Fibria Celulose S.A. The other terms and conditions of the respective Appraisal Reports remain unchanged.

Based on the foregoing, the management of the Company proposes to the Shareholders the following:

(a)                                 to approve the Appraisal Report duly rectified and ratified by PricewaterhouseCoopers Auditores Independentes, with headquarters in the City of São Paulo, State of São Paulo, at Francisco Matarazzo Avenue, 1400, registered on CRC/SP under the number 2-SP-000.160/O-5 and on CNPJ/MF under the number 61.562.112/0001-20, as specialized firm responsible for the valuation of the net worth of Aracruz Celulose S.A.;

(b)                                 to approve the Appraisal Report duly rectified and ratified by Baker Tilly Brasil — ES Auditores Independentes, a civil entity established in the City of Vitória, State of Espírito Santo, at Nossa Senhora da Penha Av., 520, Praia do Canto, registered on Conselho Regional de Contabilidade do Estado do Espírito Santo under the number CRC 2ES000289/O-5, registered on Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda under the number 27.243.377/0001-28, with articles of association registered in Cartório de Registro Civil das Pessoas Físicas e Jurídicas de Vitória, ES, at May, 28th, 1975, under the number 3.074, as specialized firm responsible for the valuation of the net worth of Mucuri Agroflorestal Ltda.

(c)                                  to authorize the Board of Officers to take all the necessary measures to the implementation of the approved resolutions.

The Exhibit I, which contains with details all the information related to the appointment of the specialized firms by the Company, according to the terms of the Exhibit 21 of CVM Ruling 481, is part of the present Management Proposal.

Guilherme Perboyre Cavalcanti

Investor Relations Officer

EXHIBIT I

(In Accordance with the terms of Exhibit 21 of the CVM Ruling 481 of December 17th, 2009)

Information related to the specialized firms responsible for the net worth appraisal

1. List of the specialized firms recommended by the Company’s Management

The management of the Fibria Celulose S.A. (“Fibria” or “Company”) recommends that the same specialized firms to rectify and ratify its respective Appraisal Reports of valuation of the net assets of Aracruz Celulose S.A. and Mucuri Agroflorestal Ltda., as follows:

(i) To rectify and ratify the Appraisal Report of Aracruz Celulose S.A.

PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES, with headquarters in the City of São Paulo, State of São Paulo, at Francisco Matarazzo Avenue, 1400, registered on CRC/SP under the number 2-SP-000.160/O-5 and on CNPJ/MF under the number 61.562.112/0001-20.

(ii) To rectify and ratify the Appraisal Report of Mucuri Agroflorestal Ltda.

BAKER TILLY BRASIL — ES AUDITORES INDEPENDENTES, civil entity established in the City of Vitória, State of Espírito Santo, at Nossa Senhora da Penha Av., 520, Praia do Canto, registered on Conselho Regional de Contabilidade do Estado do Espírito Santo under the number CRC 2ES000289/O-5, registered on Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda under the number 27.243.377/0001-28, with articles of association registered in Cartório de Registro Civil das Pessoas Físicas e Jurídicas de Vitória, ES, at May, 28th, 1975, under the number 3.074.

2. Describe the capacity of the recommended specialized firms

The specialized firms recommended by the Management of Fibria are specialized in providing audit services, consulting and preparation of appraisal reports in accordance with the Auditing Professional Standard nº 14 (“Norma e Procedimento

de Auditoria 14”).

3. Furnish a copy of the proposed work and compensation of the recommended specialized firms

The fees to be paid to PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES to rectify and ratify its Appraisal Report is R$90,000.00 (ninety thousand reais), in accordance with the attached work proposal presented to the Company’s management and available to Shareholders at the Fibria’s headquarters.

The fees to be paid to BAKER TILLY BRASIL — ES AUDITORES INDEPENDENTES to rectify and ratify its Appraisal Report is R$5,000.00 (five thousand reais), in accordance with the attached work proposal presented to the Company’s management and available to Shareholders at the Fibria’s headquarters.

4. Describe any material relationship existing in the last 3 (three) years among the recommended specialized firms and related parties to the Company, as defined by the accounting rules that deal with these matters

Pricewaterhousecoopers Auditores Independentes is the specialized firm in charge of auditing the financial statements of the controlling shareholder of the Company and the Company’s subsidiaries since 2009.

Baker Tilly Brasil — ES Auditores Independentes was the independent auditing firm responsible for issuing the appraisal report of the net worth of Mucuri Agroforestal Ltda., with the exclusive purpose of being part of the merger of Mucuri Agroforestal Ltda. by Votorantim Celulose e Papel S.A. (former corporate name of the Company).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO